UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Completes Sale of an Additional RMB 500,000,000
US$-Settled 10.00% Senior Notes due 2014
     We, LDK Solar Co., Ltd., today announced the closing of our offering of an additional RMB 500,000,000 in aggregate principal amount of US$-settled 10.00% senior notes due 2014 (the “Additional Notes”), being offered and sold outside the United States pursuant to Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”). The Additional Notes were issued as additional securities under an existing indenture (the “Indenture”) pursuant to which we previously issued RMB 1,200,000,000 in aggregate principal amount of US$-settled 10.00% senior notes due 2014 (the “Existing Notes”). The Additional Notes and the Existing Notes will be treated as a single class of notes under the Indenture.
     The estimated net proceeds from the issue of the Additional Notes, after deduction of fees and expenses, will amount to approximately US$76.2 million and we intend to use the net proceeds of the offering of Additional Notes for general corporate purposes.
     Morgan Stanley & Co. International plc acted as sole placement agent in connection with the private placement of the Additional Notes.
     Our press release announcing the closing of this offering issued on April 11, 2011 is attached hereto as Exhibit 99.4.
     Our press release is not an offer to sell or the solicitation of an offer to buy any of our securities. Any offers of the above securities must be made only by means of a private offering memorandum. The Additional Notes and the related guarantees have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: April 11, 2011

EXHIBIT 99.4: PRESS RELEASE
LDK Solar Completes Sale of an Additional RMB 500,000,000
US$-Settled 10.00% Senior Notes due 2014
XINYU CITY, China and SUNNYVALE, Calif., April 11, 2011 — LDK Solar Co., Ltd. (NYSE: LDK) (“LDK Solar”), a leading vertically integrated manufacturer of photovoltaic products and a leading manufacturer of solar wafers in terms of capacity, announced today the closing of its offering of an additional RMB 500,000,000 in aggregate principal amount of US$-settled 10.00% senior notes due 2014 (the “Additional Notes”), being offered and sold outside the United States pursuant to Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”). The Additional Notes were issued as additional securities under an existing indenture (the “Indenture”) pursuant to which LDK Solar previously issued RMB 1,200,000,000 in aggregate principal amount of US$-settled 10.00% senior notes due 2014 (the “Existing Notes”). The Additional Notes and the Existing Notes will be treated as a single class of notes under the Indenture.
The estimated net proceeds from the issue of the Additional Notes, after deduction of fees and expenses, will amount to approximately US$76.2 million and LDK Solar intends to use the net proceeds of the offering of Additional Notes for general corporate purposes.
Morgan Stanley & Co. International plc acted as sole placement agent in connection with the private placement of the Additional Notes.
This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. Any offers of the securities must be made only by means of a private offering memorandum. The Additional Notes and the related guarantees have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801